Exhibit 99.2

Quipt Home Medical Corp.

(Formerly, Protech Home Medical Corp.)

Consolidated Financial Statements

For the fiscal years ended

September 30, 2021 and 2020

(Expressed in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Quipt Home Medical Corp. (formerly Protech Home Medical Corp.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Quipt Home Medical Corp. and its subsidiaries (the Company) as of September 30, 2021, 2020 and 2019, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2021, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its accounting policy with respect to its presentation currency to United States (“US”) dollars from Canadian dollars as of October 1, 2020, as permitted under International Accounting Standard (“IAS”) 21 - The Effects of Changes in Foreign Exchange Rates.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2014.

Toronto, Canada

January 26, 2022

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars, except per share amounts)

		As at	As at	As at
		September 30,	September 30,	October 1,
	Notes	2021	2020	2019 (Restated)
ASSETS
Current Assets
Cash		$34,612	$29,227	$9,708
Accounts receivable, net	4	11,938	9,089	9,357
Inventory	5	9,253	6,415	3,578
Prepaid and other current assets		1,430	552	604
Total current assets		57,233	45,283	23,247
Long-term assets
Property, equipment, and right of use assets, net	6	23,506	16,667	14,723
Goodwill	7	12,456	3,895	1,420
Intangible assets, net	7	14,874	5,579	2,198
Deferred financing costs	11	416	556	—
Deposits		88	85	71
Total long-term assets		51,340	26,782	18,412
TOTAL ASSETS		$108,573	$72,065	$41,659

LIABILITIES
Current Liabilities
Accounts payable		$9,842	$7,434	$6,134
Accrued liabilities		3,202	3,488	1,750
Current portion of equipment loans	11	6,992	4,311	6,176
Current portion of leases	11	2,981	2,037	421
Government grant	8	4,885	2,599	—
Deferred revenue	9	2,452	1,804	1,438
Purchase price payable	3	2,383	857	—
Derivative warrant liability	10	—	1,855	—
Total current liabilities		32,737	24,385	15,919
Long-term Liabilities
Debentures	11	11,784	12,930	10,547
Equipment loans	11	392	439	1,130
Lease liabilities	11	4,784	3,230	1,040
Government grant	8	—	2,286	—
SBA Loan	11	121	—	—
Long-term purchase price payable	3	133	560	—
TOTAL LIABILITIES		49,951	43,830	28,636

SHAREHOLDERS' EQUITY
Capital stock	12	202,827	171,405	151,963
Contributed surplus		21,001	16,519	16,177
Shares to be issued	3	657	—	—
Accumulated deficit		(165,863)	(159,689)	(155,117)
TOTAL SHAREHOLDERS' EQUITY		58,622	28,235	13,023
TOTAL LIABILITIES AND EQUITY		$108,573	$72,065	$41,659

The accompanying notes are an integral part of these consolidated financial statements

Page	1

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts)

		Year Ended	Year Ended
		September 30,	September 30,
	Notes	2021	2020
Revenue
Rentals of medical equipment		$55,338	$41,251
Sales of medical equipment and supplies		47,013	31,388
Total revenues		102,351	72,639
Inventory sold		28,172	19,934
Operating expenses	14	52,762	38,626
Depreciation	6	16,212	13,860
Amortization of intangible assets	7	1,574	678
Stock-based compensation	12	4,952	171
Acquisition-related costs	3	233	89
Gain on sale of property and equipment		(94)	(74)
Other income	8	—	(1,303)
Operating income (loss) from continuing operations		(1,460)	658
Financing expenses
Interest expense on convertible debenture		838	887
Interest expense on leases	11	551	461
Interest expense on loans	11	376	489
Amortization of financing costs	11	140	5
Other interest expense, net		88	—
Loss (gain) on foreign currency transactions		173	(454)
Transaction costs on issuance of financial liabilities	12	—	210
Change in fair value of warrants	10	2,112	198
Change in fair value of debentures	11	3,591	2,437
Loss before taxes from continuing operations		(9,329)	(3,575)
Provision for (recovery of) income taxes	15	(3,155)	128
Net loss from continuing operations		(6,174)	(3,703)
Discontinued operations:
Income (loss) from discontinued operations	18	—	(869)
Net loss		$(6,174)	$(4,572)

Net loss per share (Note 16)
Basic earnings per share		$(0.20)	$(0.20)
Diluted earnings per share		$(0.20)	$(0.20)
Weighted average number of common shares outstanding:
Basic		30,438	22,721
Diluted		30,438	22,721

The accompanying notes are an integral part of these consolidated financial statements

Page	2

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY

(Expressed in thousands of US dollars, except per share amounts)

		Number of					Total
		Shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2019		20,897	$151,963	$16,177	$—	$(155,117)	$13,023
Net loss		—	—	—	—	(4,572)	(4,572)
Stock-based compensation	12	15	26	145	—	—	171
Proceeds from shares issued in bought deal, net of transaction costs of $2,645	12	6,920	19,189	—	—	—	19,189
Compensation options issued with bought deal	12	—	(462)	462	—	—	—
Compensation options exercised		107	331	(116)	—	—	215
Stock options exercised	12	130	358	(149)	—	—	209
Balance September 30, 2020		28,069	$171,405	$16,519	$—	$(159,689)	$28,235
Net loss		—	—	—	—	(6,174)	(6,174)
Stock to be issued from acquisition	3	—	—	—	3,033	—	3,033
Issuance of stock for acquisitions	3	629	2,376	—	(2,376)	—	—
Conversion of debentures	11	777	5,359	—	—	—	5,359
Stock-based compensation	11,12	—	—	4,952	—	—	4,952
Stock options exercised	12	117	355	(154)	—	—	201
Compensation options exercised	12	368	1,718	(316)	—	—	1,402
Exercise of warrants, including transfer of derivative warrant liability of $4,140	10,12	3,390	21,614	—	—	—	21,614
Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622

The accompanying notes are an integral part of these consolidated financial statements

Page	3

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars, except per share amounts)

		Year Ended
		September 30,
	Notes	2021	2020
Operating activities
Loss from continuing operations		$(6,174)	$(3,703)
Loss from discontinued operations		—	(869)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,7	17,786	14,538
Amortization of financing costs	11	140	5
Accretion of purchase price payable	3	38	—
Interest expense on leases and loans	11	932	950
Loss (gain) on foreign currency transactions		173	(454)
Loss on fair value of warrants	11	2,112	198
Loss on fair value of convertible debentures	11	3,591	2,437
Gain on disposal of property and equipment		(94)	(74)
Transaction cost related to issuance of financial liability		—	210
Stock-based compensation	12	4,952	171
Bad debt expense	4	7,957	6,441
Change in inventory reserve		(45)	(31)
Government grant		—	(1,166)
Deferred income taxes		(3,800)	—
Change in working capital:
Net increase in accounts receivable		(8,825)	(5,115)
Net increase in inventory		(44)	(1,730)
Net increase in prepaid and other current assets		(858)	115
Net decrease in deferred revenue		333	366
Net increase in accounts payables and accrued liabilities		518	1,745
Net cash flow provided by operating activities		18,692	14,034
Investing activities
Purchase of property and equipment	6	(5,046)	(91)
Cash proceeds from sale of property and equipment		98	253
Cash paid for acquisitions	3	(12,890)	(8,015)
Net cash flow used in investing activities		(17,838)	(7,853)
Financing activities
Repayments of long-term debt	11	(13,893)	(12,970)
Payments of purchase price payable	3	(1,274)	—
Issuance costs relating to revolving credit facility		—	(571)
Proceeds from government grant		—	6,008
Proceeds from exercise of warrants	12	17,474	1,641
Proceeds from issuance of common shares		—	19,189
Proceeds from exercise of options		1,603	424
Net cash flow provided by financing activities		3,910	13,721

Net increase in cash		4,764	19,902

Effect of exchange rate changes on cash held in foreign currencies		621	(383)

Cash, beginning of year		29,227	9,708
Cash, end of year		$34,612	$29,227

The accompanying notes are an integral part of these consolidated financial statements

Page	4

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth.

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021.

The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. On May 27, 2021 the stock began trading on NASDAQ in the United States under the symbol QIPT. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

Change in presentation currency

Effective October 1, 2020, the Company changed its presentation currency to United States (“US”) dollars from Canadian dollars. Since the Company operates in the United States and its functional currency is US dollars, the Company believes that the change in presentation currency will provide stakeholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information. The change in presentation currency represents a change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with International Accounting Standard (“IAS”) 21 - The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of income (loss) and comprehensive loss and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized as a foreign currency gain (loss) in the consolidated statements of income (loss) and comprehensive  income (loss). Asset and liability amount previously reported in Canadian dollars have been translated into US dollars as at September 30, 2020, using the period-end exchange rates of 1.3339 C$/US$. The statements of income (loss) and comprehensive income (loss) and statement of cash flows have been translated at an exchange rate of 1.3458 C$/US$ for the year ended September 30, 2020.

In prior reporting periods, the translation of the Company’s US entities, which had a US dollar functional currency, into the Company’s presentation currency of the Canadian dollar, gave rise to a translation adjustment which was recorded as

Page	5

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the CTA was eliminated.

COVID-19 pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID 19”) a global pandemic. In response to the outbreak, governmental authorities in the US and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID 19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including business, employment, and economic disruptions.

The Company’s priorities during the COVID-19 pandemic include protecting the health and safety of its employees (including patient-facing employees providing respiratory and other services), maximizing the availability of its services and products to support patient health needs, and the operational and financial stability of its business.

The full extent to which the COVID-19 pandemic and the various responses to it impact the Company’s business, operations, and financial results will depend on numerous other evolving factors that we are not able to predict. Although the Company has taken steps to mitigate the impact of COVID 19, the continued presence and spread of COVID 19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID 19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, as may be required by federal, state, or local authorities, or that we determine are in the best interests of our patients, employees, customers, and stockholders. It is not clear what the potential effects any such alterations or modifications may have on our business, including the effects on our customers, suppliers or vendors, or on our financial results.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID 19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID 19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID 19 and the actions required to contain or treat its impact, among others.

Federal, state, and local authorities have taken several actions designed to assist healthcare providers in providing care to COVID-19 and other patients and to mitigate the adverse economic impact of the COVID-19 pandemic. Legislative actions taken by the federal government include the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was signed into law on March 27, 2020. Through the CARES Act, the federal government has authorized payments

Page	6

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

to be distributed to healthcare providers through the Public Health and Social Services Emergency Fund (“Provider Relief Fund” or “PRF”). Additionally, the CARES Act revised the Medicare accelerated and advance payment program in an attempt to disburse payments to healthcare providers more quickly to mitigate the financial impact on healthcare providers. See Note 8 for relief payments the Company received related to the US Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

2.	Basis of Presentation and summary of significant accounting policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on January 26, 2022.

The consolidated financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation.

Page	7

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated. The Company’s consolidated entities, their functional currencies and ownership percentages are as follows:

100 W. Commercial Street, LLC	USD	100%
Acadia Medical Supply, Inc.	USD	100%
Black Bear Medical, Inc.	USD	100%
Black Bear Medical Group, Inc.	USD	100%
Black Bear Medical NH, Inc.	USD	100%
Care Medical Atlanta, LLC	USD	100%
Care Medical of Athens, Inc.	USD	100%
Care Medical of Augusta, LLC	USD	100%
Care Medical of Gainesville, LLC	USD	100%
Care Medical Partners, LLC	USD	100%
Care Medical Savannah, LLC	USD	100%
Central Oxygen, Inc.	USD	100%
Coastal Med-Tech Corp.	USD	100%
Cooley Medical Equipment, Inc.	USD	100%
Health Technology Resources, L.L.C.	USD	100%
Legacy Oxygen and Home Care Equipment, LLC	USD	100%
Mayhugh Drugs, Inc.	USD	100%
Med Supply Center	USD	100%
Medical West Healthcare	USD	100%
Oxygen Plus, Inc.	USD	100%
Patient Aids, Inc.	USD	100%
Patient Home Monitoring, Inc - discontinued	USD	100%
PHM Logistics Corporation	USD	100%
PHM Services, Inc.	USD	100%
Resource Medical, Inc.	USD	100%
Resource Medical Group Charleston, LLC	USD	100%
Resource Medical Group, LLC	USD	100%
Riverside Medical, Inc.	USD	100%
Semo Drugs - Care Plus of Mo, Inc.	USD	100%
Sleepwell, LLC	USD	100%
Tuscan, Inc.	USD	100%
West Home Healthcare, Inc.	USD	100%

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Page	8

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes.

The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

a) Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16 - “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent that is after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when payment is considered probable.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on

Page	9

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance, and deductibles, which vary in amounts, and are due from secondary insurance providers and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of September 30, 2021, relating to sale of medical equipment and supplies.

b) Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

c) Valuation of inventories

Inventory is recorded at the lower of cost or market. Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers. The Company estimates that a certain portion of inventory purchased may be excess, obsolete, or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed at year-end, and all inventory items which more than two years are old and not supported by recent sales were provided for 40% in accordance with Company’s policy.

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Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

d) Convertible debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors, and the presence of any derivative financial instruments.

e) Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1-5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements	Life of lease (1-7 years)
Right-of-use vehicles	5 years
Right of use real estate leases	Life of lease (1-6 years)

Depreciation of rental equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

f) Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Page	11

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

g) Share based payments and warrants

The amounts used to estimate fair values of stock options and warrants issued are based on estimates of future volatility of the Company’s share price, expected lives of the options and warrants, expected dividends to be paid by the Company and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the consolidated financial statements of future periods could be significant.

h) Income taxes

Significant judgment is required in determining the provision for future income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  Utilization of the tax losses depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

i) Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Page	12

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Critical Accounting Judgements

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

a) Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

b) Business combinations

In accordance with IFRS 3 – Business Combinations (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

c) Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of loss and comprehensive loss when incurred.

d) Goodwill impairment

Management has evaluated the recoverable amount for its cash generating unit and applied judgment in the discount rate and other underlying assumptions used in impairment analysis of goodwill.

The Company has ten CGUs with goodwill and reviews the value in use versus the carrying value both in total and for each of the individual assets. The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

Page	13

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

e) Segment reporting

International Financial Reporting Standards 8 (“IFRS 8”) requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s Chief Executive Officer as he is primarily responsible for the allocation of resources and the assessment of performance. The Company has only one reportable operating segment.

f) Identification of cash-generating unit “CGU”

For the purposes of impairment testing, assets are grouped at the lowest levels of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets, termed as a CGU. The allocation of assets into a CGU requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures and the way in which management monitors the operations.

Page	14

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

g) Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended September 30, 2021 and 2020, potentially dilutive common shares issuable upon the exercise of conversion option related to convertible debentures, warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

h) Foreign currency transactions

Transactions in foreign currencies are initially recorded by the Company’s entities in their respective functional currency at the foreign currency spot rate or the rate realized in the transaction. Monetary items are translated at the foreign currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The assets and liabilities of foreign operations are translated into $ at the rate of exchange prevailing at the reporting date and their statements of operations are translated at the weighted average monthly rates of exchange. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that foreign operation is recognized in the statement of loss and comprehensive loss.

Discontinued operations

An operation is qualified as discontinued when it represents a separate major line of business and the Company has sold the asset. Discontinued operations are presented on a single line of the statement of loss and comprehensive loss for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

IFRS 16, Leases

Effective October 1, 2019, the Company adopted IFRS 16. IFRS 16 eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability at the present value of the future lease payments using the lessee’s incremental borrowing rate of 8%.

The Company elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures, but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening statement of financial position, with the recognition of $2,603,000 of right of use assets and finance lease obligations on October 1, 2019. On the consolidated statement of income, the impact of the adoption of IFRS 16 is to increase depreciation expense and interest expense and decrease other operating expenses.

Page	15

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The Company elected to apply the practical expedient to exclude recognition of right of use assets and lease liabilities for real estate, computer equipment, and office furniture leases under 12 months in duration or for which the lease term ends within 12 months of initial application for leases, and for low-value assets. The Company also elected to apply IFRS 16 only to the contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases were not  reassessed for whether a lease exists.

Financial instruments

Fair value measurement

Financial instruments carried at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Where financial instruments are traded in active financial markets; fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis;

Level 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s length market transaction and comparisons to the current fair value of similar instruments, but where this is not feasible, inputs such as liquidity risk, credit risk and volatility are used; and

Level 3 – In this level, fair value determinations are made with inputs other than observable market data.

Cash is classified as Level 1. The warrant derivative financial liability has been valued using level 3 inputs from the fair value hierarchy. The convertible debentures have been valued using Level 1 inputs.

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including credit risk, liquidity risk and interest rate risk), credit risk, and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies promulgated by the Board of Directors. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily more than the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable is due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Receivables generally are collected within industry norms for third-party payors. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience. The expected loss rates are based on the historical loss rates and are adjusted to reflect current and forward-looking information on

Page	16

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

macroeconomic factors affecting the ability of the customers to settle the receivables, such as the unemployment rate of the states in which it conducts business. Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, a failure to make contractual payments after multiple collection efforts, including third party collection agencies.

As of September 30, 2021, the Company has approximately 9% of the Company’s receivables that are due from Medicare. As this is a federal health insurance program in the United States, there is nominal credit risk associated with these balances.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2021, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $32,737,000 of liabilities that are due within one year but has $57,233,000 of current assets to meet those obligations.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the debenture and equipment loans is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

3.	Acquisition of businesses and purchase accounting

Acquisition of Sleepwell, LLC

Effective October 23, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Sleepwell, Inc. (Sleepwell), Georgia company in the same industry as the Company. The purchase price was $9,976,000 of which $6,623,000 was paid in cash at closing, $2,376,000 (629,000 shares at a fair value of $3.78 per share) was paid through the issuance of stock in January 2021, a holdback paid in March 2021 discounted at 3.46% for a fair value of $320,000, and $657,000 (246,000 shares at a fair value of $2.67) to be paid in stock in August 2022. The fair value of the stock has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $81,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Sleepwell for the year ended September 30, 2021 was approximately $11,100,000 and $2,800,000, respectively, of which approximately $10,400,000 and $2,700,000 were recognized in the period from October 23, 2020 through September 30, 2021.

Page	17

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$378
Accounts receivable	780
Inventory	769
Prepaid expenses and other current assets	2
Property and equipment	960
Right of use real estate ($390 net of unfavorable lease)	313
Goodwill	4,641
Intangible asset – Non-compete agreements	220
Intangible asset – Brand	520
Intangible asset – Customer relationships	4,670
Accounts payable	(640)
Accrued liabilities	(166)
Deferred revenue	(100)
Lease liabilities	(390)
Deferred tax liability	(1,981)
Net assets acquired	$9,976
Cash paid at closing	$6,623
Stock issued in January 2021	2,376
Cash to be paid after closing	320
Stock to be issued after closing, included in shares to be issued	657
Consideration paid or payable	$9,976

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes. Subsequent to the acquisition date, the deferred tax liability on the purchase price allocation of $1,981,000 was offset by the deferred tax asset from tax loss carry forwards and recorded as recovery of income taxes.

Acquisition of Mayhugh Drugs, Inc.

Effective February 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Mayhugh Drugs, Inc, dba Mayhugh Medical Equipment (Mayhugh). Mayhugh is a Florida based company in the same industry as the Company. The purchase price was $1,959,000, of which $1,047,000 was paid in cash at closing, holdbacks due on the six- and twelve-month anniversary of the acquisition discounted at 2.39% for a fair value of $662,000, and an earnout valued at $250,000. The earnout could be as high as $750,000 ($250,000 for each of the first three twelve-month periods following the acquisition), and the fair value was based on a Monte Carlo simulation. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $53,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Mayhugh for the year ended September 30, 2021 was approximately $6,300,000 and $700,000, respectively, of which approximately $4,300,000 and $700,000 were recognized in the period from February 1, 2021 to September 30, 2021.

Page	18

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$180
Accounts receivable, net of expected credit loss of $1,142	474
Inventory	487
Prepaid expenses and other current assets	7
Property and equipment	1,357
Right of use real estate	61
Goodwill	1,587
Intangible asset – Non-compete agreements	40
Intangible asset – Brand	290
Intangible asset – Customer relationships	2,500
Accounts payable	(880)
Accrued liabilities	(14)
Deferred revenue	(84)
Equipment loans	(2,846)
US Small Business Association (“SBA”) loan	(119)
Lease liabilities	(134)
Deferred tax liability	(947)
Net assets acquired	$1,959
Cash paid at closing	$1,047
Cash to be paid after closing, included in purchase price payable	912
Consideration paid or payable	$1,959

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes. Subsequent to the acquisition date, the deferred tax liability on the purchase price allocation of $947,000 was offset by the deferred tax asset from tax loss carry forwards and recorded as recovery of income taxes.

Acquisition of Med Supply Center, Inc.

On June 21, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Med Supply Center, Inc. (“Med Supply”). Med Supply is a Mississippi based company in the same industry as the Company. The purchase price was $1,601,000, of which $1,279,000 was paid in cash at closing, $10,000 to be paid within two months of the acquisition, and holdbacks payable on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $312,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $25,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Med Supply for the year ended September 30, 2021 was approximately $2,400,000 and $60,000, respectively, of which approximately $900,000 and $40,000 were recognized in the period from June 21, 2021 to September 30, 2021.

Page	19

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$48
Accounts receivable	180
Inventory	597
Property and equipment	263
Right of use real estate	88
Goodwill	766
Intangible asset – Non-compete agreements	140
Intangible asset – Brand	20
Intangible asset – Customer relationships	210
Accounts payable	(190)
Accrued liabilities	(40)
Deferred revenue	(53)
Deferred tax liability	(304)
Lease liabilities	(124)
Net assets acquired	$1,601
Cash paid at closing	$1,279
Cash to be paid after closing, included in purchase price payable	322
Consideration paid or payable	$1,601

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes. Subsequent to the acquisition date, the deferred tax liability on the purchase price allocation of $304,000 was offset by the deferred tax asset from tax loss carry forwards and recorded as recovery of income taxes.

Acquisition of Semo Drug-Care Plus of Mo. Inc

On June 23, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Semo Drug-Care Plus of Mo. Inc, dba Care Plus Home Oxygen Therapy (“Care Plus”). Care Plus is a Missouri based company in the same industry as the Company. The purchase price was $1,626,000, of which $1,440,000 was paid in cash at closing, $10,000 to be paid within two months of the acquisition, and holdbacks payable on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $176,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $25,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Care Plus Oxygen for the year ended September 30, 2021 was approximately $2,200,000 and $300,000, respectively, of which approximately $700,000 and $40,000 were recognized in the period from June 23, 2021 to September 30, 2021.

Page	20

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$47
Accounts receivable	292
Inventory	475
Property and equipment	373
Goodwill	482
Intangible asset – Non-compete agreements	60
Intangible asset – Brand	100
Intangible asset – Customer relationships	370
Accounts payable	(94)
Accrued liabilities	(51)
Deferred tax liability	(377)
Deferred revenue	(51)
Net assets acquired	$1,626
Cash paid at closing	$1,440
Cash to be paid after closing, included in purchase price payable	186
Consideration paid or payable	$1,626

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes. Subsequent to the acquisition date, the deferred tax liability on the purchase price allocation of $377,000 was offset by the deferred tax asset from tax loss carry forwards and recorded as recovery of income taxes.

Acquisition of Oxygen Plus, Inc.

On June 29, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Oxygen Plus, Inc. Oxygen Plus is a California based company in the same industry as the Company. The purchase price was $730,000, of which $574,000 was paid in cash at closing and a holdback due on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $156,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $24,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income (loss) for Oxygen Plus for the year ended September 30, 2021 was approximately $1,100,000 and $40,000, respectively, of which approximately $300,000 and $(90,000) were recognized in the period from June 29, 2021 to September 30, 2021.

Page	21

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets is as follows:

Cash	$114
Accounts receivable	60
Inventory	39
Property and equipment	88
Goodwill	327
Intangible asset – Non-compete agreements	10
Intangible asset – Brand	50
Intangible asset – Customer relationships	500
Accounts payable	(98)
Accrued liabilities	(13)
Deferred tax liability	(180)
Deferred revenue	(12)
Equipment loans	(155)
Net assets acquired	$730
Cash paid at closing	$574
Cash to be paid after closing, included in purchase price payable	156
Consideration paid or payable	$730

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes. Subsequent to the acquisition date, the deferred tax liability on the purchase price allocation of $180,000 was offset by the deferred tax asset from tax loss carry forwards and recorded as recovery of income taxes.

Acquisition of Medical West Healthcare.

On August 20, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Medical West Healthcare Center. Medical West is a Missouri based company in the same industry as the Company. The purchase price was $2,366,000, of which $1,927,000 was paid in cash at closing and a holdback due on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $439,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $25,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for Medical West for the year ended September 30, 2021 was approximately $5,700,000 and $400,000, respectively, of which approximately $600,000 and $40,000 were recognized in the period from August 21, 2021 to September 30, 2021.

Page	22

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$234
Accounts receivable	195
Inventory	382
Prepaid expenses and other current assets	10
Property and equipment	1,121
Goodwill	758
Intangible asset – Non-compete agreements	20
Intangible asset – Brand	270
Intangible asset – Customer relationships	880
Deposits	2
Accounts payable	(309)
Accrued liabilities	(107)
Deferred tax liability	(11)
Deferred revenue	(16)
Equipment loans	(1,063)
Net assets acquired	$2,366
Cash paid at closing	$1,927
Cash to be paid after closing, included in purchase price payable	439
Consideration paid or payable	$2,366

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for tax purposes. Subsequent to the acquisition date, the deferred tax liability on the purchase price allocation of $11,000 was offset by the deferred tax asset from tax loss carry forwards and recorded as recovery of income taxes.

Prior year acquisitions

Acquisition of Cooley Medical Equipment, Inc.

Effective October 1, 2019, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Cooley Medical Equipment, Inc. (Cooley), a Kentucky company in the same industry as the Company. The purchase price was $2,732,000, of which $2,333,000 was paid in cash at closing , and the balance of $399,000 to be paid on the 18-month anniversary of the acquisition discounted at 3.86%. Of the cash portion of the purchase price, $1,824,000 was paid to the US Department of Justice to pay off a settlement agreement into which Cooley had entered. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $41,000 of legal expenses, included in acquisition-related costs, during the year ended September 30, 2020 in conjunction with the acquisition. During the year ended September 30, 2021, the Company settled the purchase price payable, resulting in income of $123,000, which is included as a reduction of operating expenses on the statement of income (loss) and comprehensive income (loss) for the year ended September 30, 2021.

Page	23

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$80
Accounts receivable	605
Inventory	769
Prepaid expenses and other current assets	42
Property and equipment	1,842
Right of use assets	1,080
Intangible asset – Brand	80
Intangible asset – Non-compete agreements	20
Intangible asset – Customer relationships	330
Goodwill	422
Accounts payable and accrued liabilities	(815)
Deferred revenue	(204)
Equipment loans	(509)
Lease liabilities	(1,010)
Net assets acquired	$2,732
Cash paid at closing	$2,333
Cash to be paid after closing, included in purchase price payable	399
Consideration paid or payable	$2,732

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes.

Acquisition of Acadia Medical Supply, Inc.

Effective December 1, 2019, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Acadia Medical Supply, Inc. (Acadia), a Maine company in the same industry as the Company. The purchase price was $1,476,000, of which $1,004,000 was paid in cash at closing, and the balance of $472,000 to be paid on the one- and two-year anniversaries of the acquisition discounted at 3.86%. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $22,000 of legal expenses included in operating expenses in conjunction with the acquisition.

Pro forma revenues and net income for Acadia for the year ended September 30, 2020 were approximately $3,300,000 and $400,000, respectively. Of those amounts, revenues of approximately $2,800,000 and net income of approximately $300,000 contributed to the Company’s results for the period from December 1, 2019 through September 30, 2020.

Page	24

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$59
Accounts receivable	143
Inventory	246
Property and equipment	387
Right of use assets	243
Other assets	8
Intangible asset – Brand	130
Intangible asset – Non-compete agreements	30
Intangible asset – Customer relationships	460
Goodwill	375
Accounts payable and accrued liabilities	(278)
Deferred revenue	(44)
Equipment loans	(136)
Lease liabilities	(147)
Net assets acquired	$1,476
Cash paid at closing	$1,004
Cash to be paid after closing, indcluded in accrued liabilities	228
Cash to be paid after closing, included in other long-term liabilities	244
Consideration paid or payable	$1,476

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is expected to be deductible for tax purposes.

Acquisition of Health Technology Resources, L.L.C.

Effective August 17, 2020, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Health Technology Resources, L.L.C. (“HTR”), an Illinois company in the same industry as the Company. The purchase price was $5,347,000, of which $4,819,000 was paid in cash at closing, and the balance of $528,000 to be paid after closing. The $528,000 is comprised of (a) a holdback due on the two-year anniversary of the acquisition discounted at 3.86% for a value of $184,000, (b) Payroll Protection Plan funds of $207,000 to be paid on upon forgiveness, and (c) an earnout valued at $137,000. The earnout could be as high as $500,000 and the fair value was based on a Monte Carlo simulation. As of September 30, 2021, the earnout was revalued to $65,000, and a reduction to operating expenses of $72,000 was recorded in the statement of income (loss) and comprehensive income (loss for the year ended September 30, 2021 Operating expenses on the income statement. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $26,000 of legal expenses, included in acquisition-related expenses, during the year ended September 30, 2020 in conjunction with the acquisition.

Pro forma revenues and net income for HTR for the year ended September 30, 2020 were approximately $4,100,000 and $1,500,000, respectively. Of those amounts, revenues of approximately $450,000 and net income of approximately $110,000 contributed to the Company’s results for the period from August 17, 2020 through September 30, 2020.

Page	25

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

The fair value of the acquired assets was as follows:

Cash	$140
Accounts receivable	400
Inventory	77
Property and equipment	216
Prepaid assets	15
Intangible asset – Brand	330
Intangible asset – Non-compete agreements	70
Intangible asset – Customer relationships	2,610
Goodwill	1,678
Accounts payable and accrued liabilities	(107)
Deferred revenue	(82)
Net assets acquired	$5,347
Cash paid at closing	$4,819
Cash to be paid after closing, indcluded in accrued liabilities	207
Cash to be paid after closing, included in other long-term liabilities	321
Consideration paid or payable	$5,347

The goodwill is attributable to expected synergies from the combining operations. The goodwill is expected to be deductible for tax purposes.

Acquistion Related Costs

The acquisition related costs included on the consoldiated statements of loss and comprehensive loss consists of amounts related to professional expenses for acquisitions in addition to prior period acquisition related costs. The reconciliation of this expense is as follows for the year ended September 30, 2021:

	As at	As at
Acquisition Professional Fees:	September 30, 2021	September 30, 2020
Cooley	—	41
Acadia	—	22
Health Technology Resources	—	26
Sleepwell	81	—
Mayhugh	53	—
Med Supply	25	—
Care Plus	25	—
Oxygen Plus	24	—
Medical West	25	—
Balance, September 30, 2021	$233	$89

Page	26

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Purchase Price Payable

The purchase price payable included on the consolidated statements of financial position consists of amounts related to prior period acquisitions as well as current fiscal year 2021 acquisitions less payments made to date. Below is the movement in Purchase Price Payable for the year ended September 30, 2021:

Year Ended
September 30, 2021
Balance, September 30, 2020 (current $857 plus long-term $560)	$1,417
Addition from acquisitions	2,335
Accretion of interest	38
Payments	(1,274)
Balance, September 30, 2021 (current $2,383 plus long-term $133)	$2,516

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients:

	As at	As at
	September 30, 2021	September 30, 2020
Gross receivable	$15,413	$14,125
Reserve for expected credit losses	(3,475)	(5,036)
	$11,938	$9,089

		Allowance for
	Gross	expected
As at September 30, 2021	Receivables	credit losses	Net Receivables
0 – 90 days	$11,279	$(1,418)	$9,861
91 – 180 days	2,027	(731)	1,296
Over 180 days	2,107	(1,326)	781
Total	$15,413	$(3,475)	$11,938

Below is the movement in the reserve for expected credit losses:

	Year ended	Year ended
	September 30,	September 30,
Reserve for expected credit losses	2021	2020
Opening Balance	$5,036	$2,305
Bad debt expense	7,957	6,441
Amounts written off	(9,518)	(3,710)
Ending Balance	$3,475	$5,036

Page	27

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

5.	Inventory

	As at September 30,	As at September 30,
	2021	2020
Serialized	$2,369	$2,132
Non-serialized	6,922	4,366
Reserve for shrink and slow-moving	(38)	(83)
Total Inventory	$9,253	$6,415

The reserve for slow-moving inventory is included under cost of inventory sold in the condensed consolidated statement of income (loss) and comprehensive income (loss).

6.	Property, equipment, and right of use assets

			Office		Right of use	Right of use
	Rental	Computer	furniture and	Leasehold	assets –	assets – Real
Cost	equipment	equipment	fixtures	improvements	Vehicles	estate	Total
Balance September 30, 2019	$26,717	$504	$433	$1,169	$2,588	$—	$31,411
Additions – adoption of IFRS 16	—	—	—	—	—	2,603	2,603
Transfers from inventory	7,676	—	—	—	—	—	7,676
Additions	—	5	—	83	795	1,300	2,183
Acquisitions	2,332	—	1	184	159	1,092	3,768
Disposals	(14,157)	(338)	(101)	(72)	(670)	(5)	(15,343)
Balance September 30, 2020	$22,568	$171	$333	$1,364	$2,872	$4,990	$32,298
Transfers from inventory	14,988	—	—	—	—	—	14,988
Additions	—	17	2	88	1,385	2,560	4,052
Acquisitions	2,740	—	3	54	302	1,526	4,625
Disposals	(9,150)	(33)	(11)	(8)	(384)	(1,326)	(10,912)
Balance September 30, 2021	$31,146	$155	$327	$1,498	$4,175	$7,750	$45,051

			Office		Right of use	Right of use
	Rental	Computer	furniture and	Leasehold	assets –	assets – Real
Accumulated depreciation	equipment	equipment	fixtures	improvements	Vehicles	estate	Total
Balance September 30, 2019	$14,769	$371	$260	$257	$1,031	$—	$16,688
Depreciation	11,429	74	71	124	664	1,498	13,860
Disposals	(13,887)	(339)	(102)	(72)	(513)	(4)	(14,917)
Balance September 30, 2020	$12,311	$106	$229	$309	$1,182	$1,494	$15,631
Depreciation	13,213	31	61	131	789	1,987	16,212
Disposals	(9,105)	(33)	(11)	(9)	(336)	(804)	(10,298)
Balance September 30, 2021	$16,419	$104	$279	$431	$1,635	$2,677	$21,545

			Office		Right of use	Right of use
	Rental	Computer	furniture and	Leasehold	assets –	assets – Real
Net Book Value	equipment	equipment	fixtures	improvements	Vehicles	estate	Total
Balance September 30, 2019	$11,948	$133	$173	$912	$1,557	$—	$14,723
Balance September 30, 2020	$10,257	$65	$104	$1,055	$1,690	$3,496	$16,667
Balance September 30, 2021	$14,727	$51	$48	$1,067	$2,540	$5,073	$23,506

Page	28

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Out of the $14,988,000 rental equipment transferred from inventory during the year ended September 30, 2021, the Company obtained equipment loans (Note 11) for $10,049,000 with the balance of $4,939,000 paid in cash. For the year ended September 30, 2020, the Company obtained equipment loans of $7,080,000.

7.	Goodwill and Intangible Assets

						Sub-total
		Non-				intangibles
		compete		Customer	Customer	with finite
Cost	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2019	$1,420	$517	$1,341	$3,851	$8,460	$14,169	$15,589
Acquisitions	2,475	120	540	—	3,399	4,059	6,534
Disposals	—	—	—	—	(93)	(93)	(93)
Balance September 30, 2020	$3,895	$637	$1,881	$3,851	$11,766	$18,135	$22,030
Acquisitions	8,561	370	1,370	—	9,129	10,869	19,430
Disposals	—	—	—	—	(205)	(205)	(205)
Balance September 30, 2021	$12,456	$1,007	$3,251	$3,851	$20,690	$28,799	$41,255

						Sub-total
		Non-				intangibles
		compete		Customer	Customer	with finite
Accumulation amortization	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2019	$—	$480	$888	$3,728	$6,875	$11,971	$11,971
Amortization	—	42	101	117	418	678	678
Disposals	—	—	—	—	(93)	(93)	(93)
Balance September 30, 2020	$—	$522	$989	$3,845	$7,200	$12,556	$12,556
Amortization	—	85	211	6	1,272	1,574	1,574
Disposals	—	—	—	—	(205)	(205)	(205)
Balance September 30, 2021	$—	$607	$1,200	$3,851	$8,267	$13,925	$13,925

						Sub-total
		Non-				intangibles
		compete		Customer	Customer	with finite
Net carrying amount	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2019	$1,420	$37	$453	$123	$1,585	$2,198	$3,618
Balance September 30, 2020	$3,895	$115	$892	$6	$4,566	$5,579	$9,474
Balance September 30, 2021	$12,456	$400	$2,051	$—	$12,423	$14,874	$27,330

Goodwill Continuity

Balance September 30, 2020	$3,895
Acquisition through business combination:
Sleepwell	4,641
Mayhugh	1,587
Med Supply	766
Care Plus	482
Oxygen Plus	327
Medical West	758
Balance September 30, 2021	$12,456

Page	29

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the US CARES Act.

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest are forgivable if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. The unforgiven portion of the PPP loan is payable, with 1% interest over nine equal installments of $472,000 from September 2021 through April 2022.

The Company applied for forgiveness of the loan in August 2021. In October 2021, the bank approved the application and forwarded the Company’s application to the SBA. The SBA has not yet completed their review of the application. The Company has concluded that the PPP loan represents, in substance, a grant that is expected to be forgiven, it has accounted for the proceeds under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. The cash inflow has been reported as a financing activity and a liability has been recorded on the statements of financial position. No reduction in the liability has been recorded as of September 30, 2021.

Public health and Social Services Emergency Fund (“Relief Fund”)

During the year ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

In September 2021, the Company submitted its filing with the HHS supporting the use of the funds under the terms and conditions of the Relief Fund. The HHS has not indicated whether any formal notification of acceptance will be provided. The Company has accounted for the proceeds under IAS 20. The cash inflow has been reported as a financing activity. The original proceeds were recognized as a liability, which was reduced based on certain related costs incurred. During the years ended September 30, 2021 and 2020, the Company reduced the liability by $0 and $1,166,000, respectively, which was been included in other income in the consolidated statements of income (loss) and comprehensive income (loss).

	Current	Long Term	Total
Balance September 30, 2020	$2,599	$2,286	$4,885
Change in current and long-term portions	2,286	(2,286)	—
Balance September 30, 2021	$4,885	$—	$4,885

Page	30

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

9.	Deferred Revenue

Activity for deferred revenue for the years ended September 30, 2021 and 2020 is as follows:

	For the year ended	For the year ended
	September 30, 2021	September 30, 2020
Beginning balance	$1,804	$1,438
Acquisitions	316	330
Net addition	332	36
Ending balance	$2,452	$1,804

10.	Derivative warrant liability

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 27,678,826 units, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for a total of 13,839,413 Warrants. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of C$6.40 per share. During the year ended September 30, 2020, 13,559,300 Warrants for 3,389,825 common shares were exercised, and the remaining 280,113 Warrants for 70,028 common shares expired on June 29, 2021. The Warrants were recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US dollars. The liability was recorded at fair value $0.12 as of September 30, 2020, using the Black-Scholes pricing model. A revaluation was performed each period end, with the change in fair value recorded in the caption “Change in fair value of warrants.” Upon exercise, the warrant liability is derecognized and transferred to equity.

	As at
	September
	30, 2020
Share price	C$	1.31
Risk-free interest rate		0.23%
Expected volatility		60.8%
Expected life of warrant		0.75 years
Expected dividend yield		0%

Warrant activity for the years ended September 30, 2021 and 2020 is provided below:

Amount
Balance September 30, 2019	$—
Issued	1,627
Change in fair value	198
Change in foreign exchange rate	30
Balance September 30, 2020	1,855
Exercised at a weighted average Black-Scholes fair value of $0.31	(4,140)
Change in fair value	2,112
Change in foreign exchange rate	173
Balance September 30, 2021	$—

Page	31

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

11.	Long-term Debt

Debentures

On March 7, 2019, the Company issued C$15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 (US$807) debenture is convertible at the option of the holder into 192.31 common shares. As of September 30, 2020, C$4,000 of debentures had been converted into common shares, and during the year ended September 30, 2021, C$4,037,000 of debentures were converted into common shares, leaving C$10,959,000 (US$8,601,000) of face value of the debentures remaining. The fair value of the debentures on the dates of conversion totaled C$6,766,000, or $5,359,000. After three years, the Company can force conversion of the outstanding principal at a conversion price of C$5.20 per share, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of C$137 ($109) and C$115 ($86) as of September 30, 2021 and September 30, 2020, respectively, per unit. A loss of $3,591,000 and $2,437,000 was recorded for the years ended September 30, 2021 and 2020, respectively. Following is the movement in these debentures:

	Year Ended	Year Ended
	September 30, 2021	September 30, 2020
Beginning Balance	$12,930	$10,547
Conversion to common shares	(5,359)	—
Change in fair value	3,591	2,437
Change in foreign exchange rate	622	(54)
Ending Balance	$11,784	$12,930

In conjunction with issuance of the debentures, the Company issued compensation options to the underwriters for 129,808 shares of the Company at an exercise price of C$5.20 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $1.02 for a total of $133,000 using the Black-Scholes pricing model.

Compensation options activity for the year ended September 30, 2021 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2020	130	C$	5.20
Exercised	(130)		5.20
Balance, September 30, 2021	—	C$	—

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the supplier’s designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The

Page	32

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $6,939,000.

Following is the activity in equipment loans for the years ended September 30, 2021 and 2020:

	Year Ended	Year Ended
	September 30, 2021	September 30, 2020
Beginning Balance	$4,750	$7,306
Additions:
Acquisitions	3,001	646
Operations	10,049	7,080
Interest expense	376	489
Repayments	(10,792)	(10,771)
Ending Balance	7,384	4,750
Current portion, less than 1 year	6,992	4,311
Long-term portion, due between 1 and 5 years	$392	$439

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%.

Below is the movement in lease liabilities for the year ended September 30, 2021:

		Real
	Vehicles	estate	Total
Balance, September 30, 2020	$1,627	$3,640	$5,267
Additions during the period:
Acquisitions	109	1,603	1,712
Operations	1,385	2,560	3,945
Interest	163	388	551
Lease Terminations	—	(612)	(612)
Repayments	(870)	(2,228)	(3,098)
Balance, September 30, 2021	$2,414	$5,351	$7,765

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	September 30, 2021	September 30, 2020
Less than 1 year	$3,491	$2,394
Between 1 and 5 years	5,367	3,497
More than five years	38	70

Page	33

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Gross lease payments	8,896	5,961
Less: finance charges	(1,131)	(694)
Net lease liabilities	$7,765	$5,267

SBA Loan

In conjunction with the acquisition of Mayhugh on February 1, 2021, the Company assumed an SBA Loan. The face amount of the loan is $150,000 and bears interest at stated interest rate of 3.75%. Due to the below-market interest rate, the Company valued the loan at the net present value of the payments using its incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $122,000. The loan is payable in 360 monthly installments of $731 beginning September 2021 and is secured by substantially all the assets of Mayhugh.

Following is the activity in the SBA Loan for the year ended September 30, 2021:

Year Ended
September 30, 2021
Beginning Balance	$—
Additions:
Acquisitions	119
Interest expense	5
Repayments	(3)
Ending Balance	$121

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. The Company has no borrowings from this facility as at September 30, 2021 and 2020. Interest expense for the facility for the year ended September 30, 2021 totaled $38,000 and primarily related to the unused fee. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and expected future revenues from existing customer rentals. Issuance costs are recorded in “deferred financing costs” on the consolidated statements of financial position and are being amortized on a straight-line over the four-year term of the facility for a total of $140,000 and $5,000 for the years ended September 30, 2021 and 2020 respectively.

12.	Shareholders’ Equity

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, shares to be issued, accumulated other comprehensive income (loss), and accumulated deficit, in the amount of $57,408,000 at September 30, 2021.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity, and long-term debt, including debentures, equipment loans and leases.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, held with major Canadian and US financial institutions.

Page	34

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

Issued share capital

The Company has only one class of common stock outstanding. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any tax effects. Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges and is presented as a separate component of shareholders’ equity on the Consolidated Statements of Financial Position. The Company does not currently participate in hedging activities.

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for a total of 27,678,826 pre-consolidation units, comprising 27,678,826 pre-consolidation shares, or 6,919,706 post-consolidation shares, and 27,678,826 warrants. Each unit issued was issued at a pre-consolidation price of C$1.15 for total gross proceeds of C$31,831,000 ($23,462,000) and consisted of one pre-consolidation common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) for a total of 13,839,413 Warrants. The fair value of the Warrants was recorded as a liability and valued at June 29, 2020, at $0.12, for a total of $1,628,000, using the Black-Scholes pricing model, as described in Note 10. Upon exercise, the warrant liability was derecognized and transferred to equity.

Following the consolidation, for every four Warrants exercised in accordance with its terms, the holder will be entitled to acquire one common share for a period of 12 months following the closing at an exercise price of C$6.40 per share. During the year ended September 30, 2021, 13,559,300 Warrants for 3,389,825 common shares were exercised, for total proceeds of C$21,695,000, or $17,473,000.

Warrant activity for the years ended September 30, 2021 and 2020 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2019	—	C$	—
Issued	3,460		6.40
Balance, September 30, 2020	3,460	C$	6.40
Exercised	(3,390)		6.40
Expired	(70)		6.40
Balance, September 30, 2021	—	C$	—

The weighted average share price on the dates of exercise in fiscal year 2021 in was C$7.86.

Page	35

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Issuance costs of $2,855,000 in cash were incurred. These costs were allocated ratably between common shares and warrant liability, with $2,645,000 recorded as a reduction of equity and $210,000 recorded as “Transaction costs on issuance of financial liabilities.” The Company issued compensation options to the underwriter for 367,826 shares at the issue price of C$4.60 for a period of two years from the closing of the offering. The fair value of the options has been valued at $1.24 for a total of $456,000.

Activity for the June 2020 compensation options for the years ended September 30, 2021 and 2020 is as follows:

	Number	Weighted
	(000s)	average exercise price
Balance, September 30, 2019	—	C$	—
Issued	368		4.60
Exercised	(15)		4.60
Balance, September 30, 2020	353	C$	4.60
Exercised	(238)		4.60
Balance, September 30, 2021	115	C$	4.60

The weighted average share price on the dates of exercise in fiscal years 2021 and 2020 was C$8.27 and C$5.36, respectively.

Shares to be issued

As discussed in Note 3, the Company acquired Sleepwell on October 23, 2020, with a portion of the purchase price in shares. $2,376,000 (629,000 shares at a fair value of $3.78 per share) was issued in January 2021, and $657,000 (246,000 shares at a fair value of $2.67) is expected to be issued in August 2022. The fair value of the stock has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued.

Employee, Director, and Consultant options

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the year ended September 30, 2021 vest annually over four years or quarterly over twelve quarters.

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance, September 30, 2019	2,848	C$	1.96
Granted	25		4.40
Exercised	(131)		2.32
Expired	(110)		4.40
Forfeited	(5)		1.52
Balance, September 30, 2020	2,627	C$	1.99
Granted	1,396		8.40
Exercised	(117)		2.20

Page	36

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Expired	(65)		3.69
Forfeited	(55)		8.39
Balance, September 30, 2021	3,786	C$	4.15

At September 30, 2021, the Company had 2,554,196 vested stock options with a weighted average exercise price of C$2.10. The weighted average share price on the dates of exercise in fiscal years 2021 and 2020 was C$8.11 and C$4.20, respectively.

The fair value of the stock options used the Black-Scholes option pricing model calculated using the following assumptions:

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Share price at grant date	C$8.48 – C$9.76	C$0.96
Risk-free interest rate	0.92 – 1.63%	1.63%
Expected volatility	48.96 – 55.08%	83.20%
Expected life of option	4.75 – 10 years	4 years
Expected dividend yield	Nil	Nil

Restricted stock units

On May 20, 2021, there were 953,750  restricted stock units granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing August 20, 2021. The shares will be issued on the first business day of each calendar year in an amount equal to the units that vested in the previous calendar year or earlier upon a Change in Control, as defined. The fair value of the units on the date of grant are discounted to reflect the difference between the vesting dates and the issuance dates, resulting in compensation expense of C$7,586,000 to be expensed over the vesting period with an increase to contributed surplus

A summary of restricted stock units:

		Weighted
	Number of units (000’s)	average exercise price
Balance, September 30, 2020	—	C$	—
Granted	954		8.48
Balance, September 30, 2021	954	C$	8.48

The Company accounts for stock-based compensation using the fair value method as prescribed by International Financial Reporting Standards 2 (“IFRS 2”). Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. Awards with graded vesting are considered to be multiple awards for fair value measurement. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the years ended September 30, 2021 and 2020, the Company recorded stock-based compensation expense as follows:

Year Ended	Year Ended
September 30,	September 30,
2021	2020

Page	37

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Stock-based compensation expense	$4,952	$171

The fair value of the stock options used the Black-Scholes option pricing model calculated using the following assumptions:

13.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $28,000 as of September 30, 2021, which are all due in less than one year.

Contingencies

The Company was in litigation with Lightwater Long Short Fund (“Lightwater”) during the years ended September 30, 2020 and 2021. The litigation was settled in December 2021 in the approximately $150,000, which was recorded in operating expenses for the year ended September 30, 2021.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

14.	Operating expenses

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Payroll and employee benefits	$29,549	$22,701
Facilities	2,101	2,069
Bad debt expense	7,957	6,441
Billing	3,887	1,890
Professional fees	2,566	826
Marketing costs	1,005	448
Outbound freight	1,378	898
All other	4,319	3,353
Total Operating expenses	$52,762	$38,626

Page	38

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

15. Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes and are measured using the current or substantively enacted tax rates expected to apply when the differences reverse. A deferred tax asset is recognized to the extent that the recoverability of deferred income tax assets is considered probable.

The Company’s provision for (recovery of) income taxes differs from the amount that is computed by applying the combined federal and state statutory income tax rate of 27.7% and 26.0% for the years ended September 30, 2021 and 2020 respectively in the US to the Company’s net income (loss) before income tax expense (recovery) as follows:

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Loss from continuing operations before income taxes	$(9,329)	$(3,575)
Expected income tax recovery (Statutory income tax rate of 27.7% and 26.0%, respectively)	(2,586)	(930)
Difference in foreign tax rates	86	(39)
Tax rate changes and other adjustments	(614)	(729)
Stock-based compensation	2,964	800
State taxes - US	645	128
Prior period adjustments	—	(207)
FX adjustments	—	(182)
Share issuance cost booked through equity	—	(843)
Deferred tax assets not recognized (recognized)	150	2,130
Tax benefit from losses previously unrecognized	(3,800)	—
Current tax provision	$(3,155)	$128

Deferred tax

The following table summarizes the components of deferred tax:

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Net operating losses - US	$6,312	$3,170
Lease liabilities	—	735
Deferred Tax Liabilities
Property, plant and equipment - US	(6,015)	(3,889)
Prepaid assets - US	—	(16)
Obsolescense reserve - US	(10)	—
Cash to accrual adjustment temporary - US	(287)	—
Net deferred taxes	$—	$—

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Page	39

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Year Ended
September 30,
2021
Balance at beginning of year	$—
Recognized in profit/loss	(3,800)
Recognized in goodwill	3,800
Balance at end of year	$—

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying number of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Intangible asset - Canada	$200	$205
Intangible asset - United States	984	11,247
Allowance for bad debts - United States	3,851	17,777
Net capital losses carried forward - Canada	1,042	995
Non-capital losses - United States	2,345	—
Share issuance costs - Canada	1,855	2,431
Non-capital losses - Canada	26,911	23,783
Other temporary differences	6,448	3,301
	$43,636	$59,739

The Canadian non-capital loss carryforwards expire noted in the table below. US loss carryforwards of $20,428,000 expire in 2038 whereas the remaining US loss of $5,015,000 can be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future profit will be available against which the Company can utilize the benefits therefrom.

The Company’s Canadian non-capital income tax losses expire as follows:

2027	$722
2028	75
2029	41
2030	192
2031	293
2032	334
2033	1,730
2034	9,334
2035	901
2036	2,412
2037	1,150
2038	1,533
2039	3,517
2040	2,664

Page	40

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

2041	2,013
$26,911

16.	Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted loss per share computations:

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Net income (loss) from continuing operations	$(6,174)	$(3,703)
Net income (loss) from discontinued operations	—	(869)
Basic weighted average number of shares	30,438	22,721
Diluted weighted average number of shares	30,438	22,721
Basic – continuing operations	$(0.20)	$(0.16)
Diluted – continuing operations	$(0.20)	$(0.16)
Basic – discontinuing operations	$—	$(0.04)
Diluted – discontinuing operations	$—	$(0.04)
Total - Basic	$(0.20)	$(0.20)
Total - Diluted	$(0.20)	$(0.20)

The effect of instruments exercisable or convertible to common shares for the years ended September 30, 2021 and 2020 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

17.	Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month, plus taxes, utilities, and maintenance.

Expense for Board of Directors’ fees were $203,000 and $170,000 for the years ended September 30, 2021 and 2020, respectively. Stock-based compensation for the Board of Directors was $1,036,000 for the year ended September 30, 2021.

Key management personnel also participate in the Company’s share option program (see Note 12). The Company paid or accrued compensation to key management personnel the following:

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Salaries and Benefits paid during the year	$968	$785
Stock-based compensation	1,036	—

Page	41

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Total	$2,004	$785

In addition to salaries and benefits above, bonuses of $485,000 and $785,000 for the years ended September 30, 2021 and 2020, respectively. In fiscal year 2021 these bonuses were recorded as payroll. In fiscal year 2020 these bonuses were recorded as reduction of equity through issuance costs and expensed as transaction costs related to issuance of securities.

18.	Discontinued operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. During the year ended September 30, 2020, there were ongoing litigation matters involving Patient Home Monitoring, Inc. that resulted in loss from discontinued operations, as reflected in the following table for the years ended September 30, 2021 and 2020.

	Year Ended	Year Ended
	September 30,	September 30,
	2021	2020
Operating expenses	$—	$(869)
Net (loss) income from discontinued operations	$—	$(869)

During the year ended September 30, 2020, the Company accrued $869,000 for defense and settlement costs. One of the matters was resolved in fiscal year 2020 and the other matter was resolved in fiscal year 2021. These matters are directly related to the operations of the disposed business, and as such, are reflected as discontinued operations.

19.	Subsequent event

On October 1, 2021, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire Thrift Home Care Inc, (“Thrift”), a Mississippi based company. The purchase price was approximately $2,174,000, of which approximately $1,804,000 was paid in cash at closing, and approximately $195,000 of holdbacks are payable on the six- and twelve-month anniversaries of the acquisition, subject to normal post-closing adjustments, if any.

Pro forma twelve-month revenues and net income of Thrift had the acquisition occurred on October 1, 2020 are approximately $2,900,000 and $400,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

On November 1, 2021, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire Heckman Healthcare Services & Supplies, Inc, (“Heckman”), an Illinois based company. The purchase price was approximately $2,289,000, of which approximately $1,949,000 was paid in cash at closing, and approximately $340,000 of holdbacks are payable on the six- and twelve-month anniversaries of the acquisition, subject to normal post-closing adjustments, if any.

Pro forma twelve-month revenues and net income of Heckman had the acquisition occurred on October 1, 2020 are approximately $2,600,000 and $60,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

On November 9, 2021, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire Southeastern Biomedical Services, LLC, (“Southeastern Bio”), an Alabama based company. The purchase price was approximately $298,000, of which approximately $198,000 was paid in cash at closing, and

Page	42

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

approximately $100,000 of earn outs are payable on the one and two year anniversaries of the acquisition, subject to normal post-closing adjustments, if any.

Pro forma twelve-month revenues and net income of Southeastern Bio had the acquisition occurred on October 1, 2020 are approximately $1,600,000 and $250,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

On January 1, 2022, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire At Home Health Equipment, LLC, (“At Home”), an Indiana based company. The purchase price was approximately $13,117,000, of which approximately $11,797,000 was paid in cash at closing, and approximately $1,220,000 of holdbacks are payable on the six- and twelve-month anniversaries of the acquisition, subject to normal post-closing adjustments, if any.

Pro forma twelve-month revenues and net income of At Home had the acquisition occurred on October 1, 2020 are approximately $12,800,000 and $90,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

20.	Restatement

For comparative purposes, the consolidated statements of financial position as at September 30, 2021 and 2020 include adjustments to reflect the change in accounting policy resulting from the change in the presentation currency to the US dollar. The amounts previously reported in Canadian dollars as shown below have been translated into US dollars as at September 30, 2020 and October 1, 2019 exchange rate of 1.3339 US$:C$ and 1.3242 US$:C$, respectively.

Consolidated financial statements as at September 30, 2020

	Previously	As Restated
	Reported in C$	in US$
Current assets	$60,402	$45,283
Long-term assets	35,733	26,782
Total assets	96,135	72,065
Current liabilities	32,526	24,385
Long-term liabilities	25,938	19,445
Total liabilities	58,464	43,830
Shareholders’ equity	37,671	28,235
Total liabilities and shareholders’ equity	96,135	72,065

Consolidated financial statements as at October 1, 2019

	Previously	As Restated
	Reported in C$	in US$
Current assets	$30,783	$23,247
Long-term assets	24,382	18,412
Total assets	55,165	41,659
Current liabilities	21,081	15,919
Long-term liabilities	16,839	12,717
Total liabilities	37,920	28,636
Shareholder’s equity	17,245	13,023

Page	43

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021 AND 2020

(Tabular dollar amounts expressed in thousands of US dollars, except per share amounts)

Total liabilities and shareholders’ equity	55,165	41,659

The statements of income (loss) and comprehensive income (loss) and statement of cash flows have been adjusted for foreign exchange gain and translated at an exchange rate of 1.3458 C$/US$ for the year ended September 30, 2020.

Consolidated statement of loss for the year ended September 30, 2020

	Previously	As Restated
	Reported in C$	in US$
Total revenue	$97,755	$72,639
Operating income (loss) from continuing operations	885	658
Income (loss) before taxes from continuing operations	(5,425)	(3,575)
Net income (loss) from continuing operations	(5,597)	(3,703)
Net income (loss)	(6,755)	(4,572)

Consolidated statement of cash flows for the year ended September 30, 2020

	Previously	As Restated
	Reported in C$	in US$
Loss from continuing operations	$(5,597)	$(3,703)
Loss from discontinuing operations	(1,158)	(869)
Net cash flows provided by operating activities	17,631	14,034
Net cash flows used in investing activities	(10,570)	(7,853)
Net cash flow used in financing activities	18,676	13,721
Net increase in cash	25,737	19,902

Page	44